NIDA & MALONEY, LLP
                               800 Anacapa Street
                            Santa Barbara, CA 93101
                           Telephone: (805) 568-1151
                           Facsimile: (805) 568-1955

                                 August 8, 2000


Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      GenesisIntermedia.com, Inc.
                  Registration Statement on Form 424B
                  File No. 333-41120 (the "Registration Statement")

Ladies and Gentlemen:

     As counsel to GenesisIntermedia.com, a Delaware corporation (the "Registrant"), we hereby make application to withdraw the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended.

     We submit this request as we inadvertently filed the Registration Statement as a 424(b)(1) and it should have been a 424(b)(3). The Registrant is concurrently filing the final form of prospectus under Rule 424(b)(3).

     Should you need any additional information or have any questions regarding the above, please contact me at (805) 884-8127.

                         Very truly yours,

                         Nida & Maloney, LLP


                         By: /s/ Theodore R. Maloney
                            ________________________
                            Theodore R. Maloney